Sumitomo Corporation

Rule 12g3-2(b) File No. 82-34680

April 23, 2004

By Federal Express

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Attention: Ms. Amy O'Brien

Re: File No. 82-34680/Sumitomo Corporation
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Dear Ms. O'Brien:

On behalf of Sumitomo Corporation (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Enclosed herewith please find a copy of the following document:

1. Press release dated April 23, 2004 [English translation].

4/28

This letter, together with the enclosure[s], shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me via the enclosed pre-paid Federal Express envelope and label.

Very truly yours,

Tetsuro Fukumoto

Tetsuro Fukumoto

General Manager, Investor Relations Dept.

Sumitomo Corporation

(Tel:81(3)-5166-3452, Fax: 81(3)-5166-6292).

For Immediate Release

April 23, 2004

Sumitomo Corporation
Motoyuki Oka, President and CEO
Stock Exchange Code 8053
Contact: Mitsuru Iba,
Corporate Communications Dept.
Tel. +81-3-5166-3089

Notice Concerning Revision of Projections on Performance of our Subsidiary
(Shinko Sugar Co., Ltd.)

This is to inform you that a subsidiary of Sumitomo Corporation ("the Company"), Shinko Sugar Co., Ltd., has revised its projections on performance for the fiscal year ended March 31, 2004 (April 1, 2003 to March 31, 2004) announced on October24, 2003.

The Company will not change its targets for the year ended March 31, 2004 announced on October 30, 2003.

Attachment;
Disclosed material of Shinko Sugar Co., Ltd.

(This is an English translation of the Japanese original.)

April 22, 2004
Company Name: Shinko Sugar Co., Ltd.
JASDAQ Stock Exchange Code: 2113
Takeshi Kida, President and CEO
Contact: Hirosuke Matoba, Director,
General Affairs and Accounting
Tel. +81-6-6939-1201

To whom it may concern;

Notice Regarding Revision of Projections on Performance

Based on recent trends in our performance, we have revised our projections on performance announced at the time of our disclosure of financial statements on October 24, 2003 as follows:

1. Revision of Non-Consolidated Projected Figures for the Performance of Fiscal Year Ended March 31, 2004 (April 1, 2003 to March 31, 2004)

(Unit: million yen, %)

	Total Trading transactions	Ordinary income	Net income
Previously announced projections (A) (announced on October 24, 2003)	10,100	360	150
Currently revised projections (B)	10,171	463	201
Change (B-A)	71	103	51
Rate of change	0.7%	28.6%	34.0%
Performance for previous term (the fiscal year ended March 31, 2003)	9,763	660	308

2. Revision of Consolidated Projected Figures for the Performance of Fiscal Year Ended March 31, 2004 (April 1, 2003 to March 31, 2004)

(Unit: million yen, %)

	Total Trading Transactions	Ordinary income	Net income
Previously announced projections (A) (announced on October 24, 2003)	10,300	400	170
Currently revised projections (B)	10,402	512	224
Change (B-A)	102	112	54
Rate of change	1.0%	28.0%	31.7%
Performance for previous term (the fiscal year ended March 31, 2003)	10,017	738	350

3. Reasons for Revision

Non-consolidated ordinary income is likely to increase from the previously announced projection mainly due to increase in sales volume and reduction of production cost. In addition, the extraordinary losses such as disposals expenses and others, are likely to decrease from previously announced projections. As a result, the non-consolidated net income is estimated to increase by 34% from the previously announced projection. The consolidated projected figures are revised in accordance with the revision of non-consolidated projected figures.

###